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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Harcor Energy, Inc.

Title of Class of Securities:  Common Stock, $.10 par value

CUSIP Number:  411628209

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 John Zoraian, c/o Atticus Holdings, L.L.C., 590 Madison Avenue,
      32nd Floor, New York, New York 10022; (212) 829-8100

     (Date of Event which Requires Filing of this Statement)

                          July 11, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 411628209

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Timothy R. Barakett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Canada

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         847,400

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         847,400

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         847,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.59%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $.10 par value, of Harcor Energy, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         Harcor Energy, Inc.
         Five Post Oak Park
         Suite 2220
         Houston, Texas 77027-3413

Item 2.  Identity and Background

         This statement is being filed on behalf of Timothy R. Barakett (the "Reporting Person"). The Reporting Person's principal office is at 590 Madison Avenue, 32nd Floor, New York, New York 10022. The Reporting Person is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company that serves as the General Partner of Atticus Partners, L.P. (the "Partnership") and that has investment discretion over certain managed accounts (the "managed accounts"), and is the President of Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands that serves as the Manager of Atticus International, Ltd. (the "International Fund").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of Canada.


Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 847,400 Shares. All 847,400 Shares are held by either the Partnership, the International Fund or the managed accounts. All the Shares were purchased


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         in open market transactions.  The Shares were purchased
         for an aggregate purchase price of $5,089,520.80. The funds for the purchase of the Shares held in the Partnership, the International Fund or the managed accounts have come from the working capital of the Partnership, the International Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Bear, Stearns & Co., Inc., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares he deems to be in the best interests of such entities.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 847,400 Shares. Based on the Issuer's filing on Form 10-Q on May 14, 1997, as of
         May 14, 1997 there were 15,170,836 Shares outstanding. Therefore, the Reporting Person may be deemed to beneficially own 5.59% of the outstanding Shares. None of the Partnership, the International Fund or any of the managed accounts by itself owns greater than 5% of the outstanding Shares. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person in the sixty days prior to July 11, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.







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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to July 11, 1997 through the date of this filing is filed herewith as Exhibit A.








































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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


July 23, 1997



































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02090003.AB5



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                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____      ________________________     _________________

 6/2/97               28500                    $6.0143
 6/3/97               52400                     5.9905
 6/4/97               51000                     5.9512
 6/5/97               20000                     5.9855
 6/6/97               88700                     6.0669
 6/10/97              16000                     6.0425
 6/11/97              82000                     6.0916
 6/12/97              77000                     6.2047
 6/13/97              42500                     6.1975
 6/18/97              75000                     6.3531
 6/19/97               5000                     6.296
 6/27/97              40000                     6.0491
 6/30/97              15000                     6.1042
 7/1/97               30000                     6.0122
 7/7/97               30000                     5.8525
 7/8/97               18000                     5.8121
 7/9/97               60000                     5.7177
 7/10/97              24300                     5.5929
 7/11/97               9000                     5.6553
 7/15/97              15000                     5.6875
 7/16/97              35000                     5.7366
 7/17/97              25000                     5.7
 7/18/97               8000                     5.625








02090003.AB5